Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media) 724.514.1968 Kris King (Investors) 724.514.1813

Meda Shareholders Representing Approximately 94% of Meda Shares Accept Mylan Offer

Mylan Has Declared the Offer Unconditional, with Settlement Expected to Occur on Aug. 5, 2016

Mylan Acts to Have Meda Shares Delisted from Nasdaq Stockholm

HERTFORDSHIRE, England, and PITTSBURGH, Aug. 2, 2016 —

The Offer is not being made, and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

Mylan N.V. (NASDAQ, TASE: MYL) today announced that its recommended public offer to the shareholders of Meda Aktiebolag (publ.) to tender all their shares in Meda to Mylan (the “Offer”) has been accepted by shareholders holding an aggregate of 342,578,694 shares, corresponding to approximately 94% of the total number of outstanding shares and votes in Meda, as of July 29, 2016. As all conditions to the Offer have been fulfilled, including the condition with respect to the 90% acceptance level, Mylan has declared the Offer unconditional and will complete the Offer. Settlement in respect of the Meda shares duly tendered by July 29, 2016 is expected to occur on or around Aug. 5, 2016. The Offer was initially announced on Feb. 10, 2016. The acceptance period expired on July 29, 2016 and will not be extended.

Upon settlement of the Offer, Meda will become a controlled subsidiary of Mylan. Mylan intends to initiate compulsory acquisition proceedings for the remaining shares in Meda in accordance with the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) and Mylan is acting to have the Meda shares delisted from Nasdaq Stockholm.

The volume-weighted average sale price per Mylan ordinary share on the NASDAQ Global Select Stock Market for the 20 consecutive trading days ending on and including July 29, 2016, the second trading day prior to the Offer being declared unconditional today (the “Offeror Average Closing Price”) was USD 45.34. Accordingly, pursuant to the terms of the Offer, given that the Offeror Average Closing Price was greater than USD 30.78 and less than or equal to USD 50.74, each Meda shareholder that duly tendered Meda shares into the Offer will receive at settlement (1) in respect of 80% of the number of Meda shares tendered by such shareholder, SEK 165 in cash per Meda share, and (2) in respect of the remaining 20% of the number of Meda shares tendered by such shareholder, 0.386 Mylan ordinary shares per Meda share (subject to treatment of fractional shares as described in the Offer Document (as defined below)).

Mylan does not have any prior holdings in Meda and has not acquired any shares in Meda outside of the Offer.

An offer document regarding the Offer (the “Offer Document”) and the prospectus issued in connection with the Offer (the “EU Prospectus”) were each made public on June 16, 2016 and, on July 21, 2016, Mylan published supplements to each of the Offer Document and the EU Prospectus (the “Supplements”). Mylan has also filed a Registration Statement on Form S-4 (the “Registration Statement”) which was declared effective on June 16, 2016.

Further information about the Offer

The Offer documents referred to above, the Supplements and further information about the Offer are available at: medatransaction.mylan.com.

Mylan discloses the information provided herein pursuant to Nasdaq Stockholm’s Takeover Rules (the “Takeover Rules”). The information was submitted for publication on Aug. 2, 2016, 14:30 CET.

For further information, please contact:

Media:

Nina Devlin

Tel. +1 (724) 514-1968

Nina.Devlin@mylan.com

Investors:

Kris King

Tel. +1 (724) 514-1813

Kris.King@mylanlabs.com

Additional Information

In connection with the Offer, the Offer Document was approved by the Swedish Financial Supervisory Authority (Sw: Finans-inspektionen) (the “SFSA”) and published by Mylan on June 16, 2016. In addition, Mylan has filed certain materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other materials, the Registration Statement, which was declared effective on June 16, 2016. The EU Prospectus was approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) and published by Mylan on June 16, 2016. The Supplements were approved by the SFSA and the AFM, respectively, and published by Mylan on July 21, 2016. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA IN SWEDEN AND INVESTORS AND SECURITYHOLDERS OF MEDA IN THE EUROPEAN ECONOMIC AREA BUT OUTSIDE OF SWEDEN ARE URGED TO READ THE OFFER

DOCUMENT APPROVED BY THE SFSA AND ANY SUPPLEMENT THERETO, OR THE EU PROSPECTUS APPROVED BY THE AFM AND ANY SUPPLEMENT THERETO, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. INVESTORS AND SECURITYHOLDERS OF MEDA OUTSIDE THE EUROPEAN ECONOMIC AREA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents are or upon publication will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

Further Information

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

Forward-Looking Statements

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda by Mylan (the “Meda Transaction”), the Offer, the benefits and synergies of the Meda Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods.

These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Meda Transaction; the ability to meet expectations regarding the accounting and tax treatments of Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”) and the Meda Transaction; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Meda Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Meda Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and its other filings with the SEC. These risks and uncertainties also include those risks and uncertainties that are discussed in the Offer Document that was published on June 16, 2016, the Registration Statement which was declared effective on June 16, 2016 and the EU Prospectus that was published on June 16, 2016. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law.

Important Notice

This communication has been published in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of more than 1,400 generic and branded pharmaceuticals, including antiretroviral therapies on which approximately 50% of people being treated for HIV/AIDS in the developing world depend. We market our products in approximately 165 countries and territories. Our global R&D and manufacturing platform includes more than 50 facilities, and we are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our more than 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

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